[redacted]ECURITIES AND EXCHANGE COMMISSION

UNITED STATES
Washington, D.C. 20549

09041000

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33949

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kinsell, Newcomb & De Dios, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2776 Gateway Road
(No. and Street)

Carlsbad (City) CA (State) 92009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
H. Ray Bishop 760-444-1000

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corp
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500 (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 1 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, H. Ray Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kinsell, Newcomb & De Dios, Inc., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAM CINQUE
Commission # 1802747
Notary Public - California
San Diego County
My Comm. Expires Jun 20, 2012

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Kinsell, Newcomb & De Dios, Inc.
March 31, 2009

PKF

Kinsell, Newcomb & De Dios, Inc.
March 31, 2009

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

Report of Independent Auditors'

The Board of Directors and Stockholder
Kinsell, Newcomb & De Dios, Inc.
Carlsbad, California

We have audited the accompanying statement of financial condition of Kinsell, Newcomb & De Dios, Inc. (the "Company") as of March 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Kinsell, Newcomb & De Dios, Inc. as of March 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

PKF

San Diego, California
May 28, 2009

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Kinsell, Newcomb & De Dios, Inc.
STATEMENT OF FINANCIAL CONDITION
March 31, 2009

ASSETS

Cash and cash equivalents	$	294,073
Furniture, equipment and leasehold improvements, Net of accumulated depreciation of $410,244		341,389
Deposits		18,624
Prepaid expenses		12,812
Total assets	$	666,898

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	81,661
Accounts payable to related parties		55,150
Liabilities subordinated to claims of general creditors		125,000
Total liabilities		261,811
Commitments (Note 6)		
Stockholder's equity:		
Common stock, no par value; Authorized shares - 100,000 Outstanding shares - 14,800		370,687
Retained earnings		34,400
Total stockholder's equity		405,087
Total liabilities and stockholder's equity	$	666,898

The accompanying notes are an integral part of the statement of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kinsell, Newcomb & De Dios, Inc., (the "Company"), was incorporated in California on March 22, 1985. The Company provides investment banking, underwriting, consulting and financial advisory services for public corporations which are issuers of municipal securities. The Company does not carry customer accounts or hold securities for the accounts of customers. The Company trades securities for its own account through other full-service brokerage firms. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its bank accounts at financial institutions located in California. The Federal Deposit Insurance Corporation (FDIC) insures accounts at these banks up to $250,000. At March 31, 2009, the Company had no uninsured cash balance. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financially stable institutions.

The Company maintains its clearing account at one financial institution located in Texas. The Securities Investors Protection Corporation (SIPC) insures the account up to $100,000 at this institution. At March 31, 2009, the Company had uninsured cash balances of $50,161 at this institution. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years, or the life of the lease, if shorter. The Company expenses general repairs and maintenance costs as incurred.

Revenue Recognition

The Company records underwriting fee income and related expenses upon closing an offering of securities in which the Company acts as underwriter. Recording of other brokerage fees, gain on sale of call rights and related expenses occur at closing of transactions.

Revenues are reported in accordance with the requirements of Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") Issue No. 99-19, Reporting Revenues Gross as a Principal Versus Net as an Agent. The Company follows EITF Issue No. 99-19 in the presentation of call rights revenues and expenses. This guidance requires the Company to assess whether it acts as a principal in the transaction or as an agent acting on behalf of others. In situations where the Company is the principal in the transaction and has the risks and rewards of ownership, the transactions are recorded gross in the statement of operations. As the Company is an agent acting on behalf of others, fees on sale of call rights are recorded net.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deposits

Included in deposits is building lease, federal and state income tax deposits.

401(k) Plan

On January 1, 1999, the Company instituted a 401(k) plan (the "Plan") in which employees may participate if they are 21 years or older and after they have been employed one full year with a minimum 1,000 hours of actual service performed. An employee may contribute up to the maximum allowed by IRS regulations. The Company makes a safe harbor match of 100% of employees' contributions up to 5% of annual salary, subject to limits established annually by the IRS, and vested immediately. The Company amended the Plan effective January 1, 2002 to include a Profit Sharing provision, whereby at managements discretion, an allocation is made of a profit sharing contribution among eligible participants where amounts vest 20% per year, with an individual being fully vested after five years. To participate in profit sharing distribution, an employee must complete one year of service and be actively employed on the last day of the Plan year. For the year ended March 31, 2009, employees contributed $111,482 with a matching contribution of $48,123 from the Company.

Equity Participation Plan

On June 6, 2002, the Company adopted an Equity Participation Plan (the "Equity Plan") whereby the Company would provide Incentive Compensation Units ("Units") and other incentives to certain employees. Under the Equity Plan, the Company may grant Units up to a 15% aggregate of the issued and outstanding shares of common stock of the Company. Units vest 20% per year and become fully vested after five years. The Plan provides early vesting for five or more years of service. Terminating employees are eligible for disbursement of Units in the participant's account, within the terms of the Equity Plan. The Company made no grants during the year ended March 31, 2009 with a total of 5% previously issued to one employee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

Nature of Business

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

In July 2006, the FASB released FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises. As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the year ended March 31, 2009 financial statements. Management does not believe the adoption of FIN 48 will have a material effect on the financial statements as of March 31, 2009.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, Accounting for Contingencies. Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of March 31, 2009, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. In addition, the Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on the Company's financial condition, results of operations, or cash flow.

NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is required, under the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15-to-1. The basic concept of the rule is liquidity; its objective being to require a broker or dealer to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2009, the Company had net capital, as defined, of $157,062, which is $57,062 more than the required minimum capital, and a ratio of aggregate indebtedness to net capital of 0.87 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K(2)(ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of March 31, 2009, were as follows:

Accounts payable	$	29,253
Accrued vacation and incentive compensation		36,608
Other accrued liabilities		15,000
Income Taxes		800
	$	81,661

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated liabilities at March 31, 2009, are as follows:

Notes payable to LaVern Punke, related party Maturity date - March 31, 2011	$	125,000
Interest paid on related party note	$	10,000

Financial Industry Regulatory Authority regulations cover subordinated borrowing. Rule 15c3-1 of the Securities Exchange Commission's uniform net capital rule provides adding subordinated liabilities back to stockholders' equity and exclusion from aggregate indebtedness, in computation of net capital. To the extent they are required to maintain continued compliance with minimum net capital requirements, the borrowings may not be repaid.

NOTE 5 - INCOME TAXES

The Company accounts for its income taxes under SFAS 109 which uses an asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of Company assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from the use of accelerated cost recovery for tax purposes and timing on the recognition of compensation expense.

NOTE 5 - INCOME TAXES (Continued)

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

Deferred tax assets:		
Accruals and other	$	63,200
Net operating loss		85,300
Deferred tax liabilities:		
Depreciation		16,800
Net deferred tax assets		131,700
Valuation allowance deferred tax assets		(131,700)
Net deferred tax assets	$	-

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carry-forwards are available to reduce taxable income. The Company records a valuation allowance when, in the opinion of management, it is more likely than not, the Company will not realize some or all deferred tax assets. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance decreased $22,600 from March 31, 2008. At March 31, 2009, the Company had federal and California net operating loss carry-forwards of approximately $220,000 and $170,000, respectively. The federal and state tax loss carry-forwards will begin to expire in 2028 and 2018, respectively, unless previously utilized.

The effective tax rate varied from the federal statutory rate of 34% for the year ended March 31, 2009 primarily as a result of non deductible meals and entertainment expenses, non-taxable interest income and the valuation allowance.

The Company is a party to a tax sharing agreement with its parent KND Holdings, Inc. ("Holdings") and together files a consolidated tax return. The Company based the income tax provision at March 31, 2009 on amounts the Company would have paid if it filed a separate return.

During 2008 the State of California enacted legislation which limits the use of operating loss and tax credit carryforwards to offset income for years 2008 and 2009.

Pursuant to Internal Code Section 382, use of net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has performed a Section 382 analysis through March 31, 2009 and has determined that there is no material effect on net operating loss carryforwards.

NOTE 6 - COMMITMENTS

The Company leases its current office space under an operating lease with a related party that expires May 31, 2014.

At March 31, 2009, the annual future minimum lease payments under operating leases are as follows:

Year Ended March 31:	
2010	$ 223,492
2011	223,492
2012	223,492
2013	223,492
2014	223,492
Thereafter	37,248
Total minimum lease payments	$ 1,154,708

NOTE 7 - RELATED PARTY TRANSACTIONS

During the year ended March 31, 2009, the Company and other affiliated entities provided administration services and funding for operational expenses to each other. As a result, the Company recorded a $164,644 reduction of expenses for 2009. Neither collection nor payment is expected and therefore the shortfall or overpayment of these services is included in operating expenses. Treatment of these transactions is consistent with prior years.

During the year ended March 31, 2009, Holdings acquired numerous call right contracts ("Assets"). The Company subsequently executed a trade of these call rights, on behalf of Holdings and recorded fees of $1,850,000.

During 2008, the Company and others entered into a Closing Agreement ("Closing Agreement") with the Internal Revenue Service ("IRS") to settle questions concerning structuring, issuance and sale of certain municipal obligations which created the Assets. The agreement satisfies claims of the IRS against twenty issuers, various attorneys, financial advisors and the Company, relating to twenty six separate but similar transactions. Holdings assumed any and all obligations which may arise to the Company as a result of the Closing Agreement. Legal counsel has represented to management that the Closing Agreement is non-binding on the Company.

SUPPLEMENTAL INFORMATION

Kinsell, Newcomb & De Dios, Inc.
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2009

NET CAPITAL	
Total stockholder's equity	$ 405,087
Subordinated liabilities	125,000
	530,087
Deductions:	
Furniture, equipment and leasehold improvements, net	341,389
Deposits	18,624
Prepaids	12,812
Other	200
Total deductions	373,025
Net capital before haircuts on securities positions	157,062
Haircuts on securities	-
Net capital	157,062
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, minimum net capital required (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	100,000
EXCESS NET CAPITAL	$ 57,062
AGGREGATE INDEBTEDNESS	
Total liabilities excluding subordinated loans and liabilities secured by assets	$ 136,811
Total aggregate indebtedness	$ 136,811
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.87 to 1

Note: There are no differences between net capital as reported above and net capital reported on Form FOCUS A-15A-5 Part IIA as of March 31, 2009.

Kinsell, Newcomb & De Dios, Inc.
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended March 31, 2009

A computation of reserve requirement is not applicable to Kinsell, Newcomb & De Dios, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Kinsell, Newcomb & De Dios, Inc.
SCHEDULE III
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended March 31, 2009

Information relating to possession or control requirements is not applicable to Kinsell, Newcomb & De Dios, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

Report of Independent Auditors' on Internal Accounting Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors and Stockholder
Kinsell, Newcomb & De Dios, Inc.
Carlsbad, California

In planning and performing our audit of the statement of financial condition of Kinsell, Newcomb & De Dios, Inc. (the "Company") as of March 31, 2009, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures during the year ended March 31, 2009) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and (ii) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company, (i) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be a significant deficiency under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be a significant deficiency as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audit of the statement of financial condition of the Company as of March 31, 2009, and this report does not affect our report thereon dated May 28, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009 to meet the SEC's objectives.

At March 31, 2009, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3 and no facts came to our attention during the audit indicating that such conditions had not been complied with during the year ended March 31, 2009.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used for any other purpose.

PKF

San Diego, California
May 28, 2009

PKF
Certified Public Accountants
A Professional Corporation